P&F Industries, Inc.

2001 Annual Report

Financial Highlights

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Revenues	$ 67,195,912	$ 80,898,674	$ 82,700,440	$ 58,165,715	$ 50,026,947
Income from continuing operations	$ 1,812,808	$ 3,824,940	$ 4,545,505	$ 3,943,441	$ 2,513,779
Income from continuing operations per share of common stock:					
Basic	$ .51	$ 1.07	$ 1.35	$ 1.23	$ .83
Diluted	$ .50	$ 1.04	$ 1.23	$ 1.07	$ .71
Total assets	$ 46,469,522	$ 54,152,817	$ 54,240,359	$ 48,078,479	$ 32,648,895
Long-term obligations, less current maturities	$ 3,548,945	$ 3,862,512	$ 7,325,661	$ 10,193,064	$ 5,124,883
Cash dividends declared per common share	—	—	—	—	—

Revenues
($ in millions)



$90
60
30
0
'97
'98
'99
'00
'01

Income From Continuing Operations
($ in millions)



$5
4
3
2
1
0
'97
'98
'99
'00
'01

Diluted Earnings Per Share
(in dollars)



$1.40
1.20
1.00
0.80
0.60
0.40
0.20
0
'97
'98
'99
'00
'01

P&F Industries, Inc.

Letter to Our Shareholders

The past year was a difficult one for P&F Industries, Inc., as the extremely poor economy had a significant impact on our operating results. Throughout the year, however, we worked diligently to reduce operating expenses so that we can become more competitive and more profitable when the economy does recover. By refocusing more intensively on our operations, we believe that P&F will emerge from these demanding economic times stronger and more efficient than ever before.

During 2001, our revenues decreased by 16.9%, from $80,898,674 to $67,195,192. Net income decreased by 52.6%, from $3,824,940 to $1,812,808, resulting in a decrease in diluted earnings per share from $1.04 to $.50.

At Florida Pneumatic, decreased consumer spending in the retail segment of our business contributed to a decision by a major customer to cancel two special promotions during the past year. Moreover, price reductions to another significant retail customer, which were passed through to the end-user, failed to generate the anticipated increase in sales. The industrial segment of our business also felt the effects of decreased spending. On a brighter note, our manufacturing initiatives resulted in substantial improvements in productivity, inventory turns and product quality. Our lean manufacturing program increased the utilization of both space and personnel, and helped to create a sense of teamwork on the manufacturing floor that we believe has fostered a favorable environment for continuing improvement.

At Green Manufacturing, sales were dramatically affected by lower demand for recycled cardboard and large capital goods, which, in turn, reduced demand for cylinders sold to the refuse and aerial lift markets, respectively. Sales were also negatively affected by the discontinuance by one major aerial lift customer of a significant portion of its product line, as well as by vendor consolidation at another major customer. Green had the opportunity to retain its business with the latter customer, although at dramatically reduced margins. However, on balance, we decided that our future prospects were better served by focusing on new accounts with greater margins, rather than by adding manufacturing capacity to accommodate extremely low margin business. As a result of this decision, Green embarked on an aggressive marketing program last year, and has developed many new customers. We expect sales to these new customers in 2002 to somewhat offset the sales to the customers that were lost during 2001. At the same time, during 2001, Green's cost cutting initiatives during the past year have generated a significant improvement in the ratio of production wages to sales, marking the third consecutive year of measurable productivity increases. Primary among the reasons for this improvement were a more efficient factory layout, the adoption of "best practice" machining techniques factory-wide, and taking further advantage of the sophisticated manufacturing software system that we implemented over a year ago.

A decrease in housing starts during 2001 and the resulting decrease in sales of baseboard heating products, were the overriding factors in Embassy's disappointing results. During the year, this decrease in sales was partially offset by an increase in sales of both our radiant products and our new Ambassador boiler line. We expect modest growth in 2002, as we broaden these product offerings. During 2001, Embassy also continued to develop a broader line of commercial heating products and radiant panels, which should help to increase sales to our customer base in 2002 and beyond.

Sales at Embassy's Franklin division were down only slightly for the year. We were very encouraged by the addition of several major accounts late in the year, which should go a long way towards returning Franklin's sales to their pre-2001 levels.

Although 2001 was a particularly challenging year overall, we took advantage of our reduced working capital needs to repay approximately $7 million in debt. Also, as mentioned earlier, we refocused on operating expenses and productivity savings to put us in a stronger position when the economic recovery begins.

Going forward, we will continue to pursue strategies that we believe will not only take advantage of our unique product and market knowledge, but will also reflect the many opportunities for growth that we see in our competitive environment. To that end, we will maintain an aggressive posture toward accretive acquisitions, as well as toward the broadening of our product offerings through both product development and alliances. These programs, along with our continuing manufacturing initiatives, should have a positive impact on P&F, regardless of the future economic circumstances.

Finally, during these difficult times, we continue to applaud the hard work of our many dedicated employees. Through their efforts, we look forward to a better year in 2002.

Richard A. Horowitz

Richard A. Horowitz
Chairman of the Board, President
and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1 - 5332

P & F INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	22-1657413 (I.R.S. Employer Identification Number)
300 Smith Street, Farmingdale, New York (Address of principal executive offices)	11735 (Zip Code)

Registrant's telephone number, including area code: (631) 694-1800

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Class A Common Stock, $1.00 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of the registrant's Class A Common Stock held by non-affiliates of the registrant, based on the last sale price on March 28, 2002, was approximately $15,568,000.

As of March 28, 2002, there were 3,504,148 shares of the registrant's Class A Common Stock outstanding.

Documents Incorporated by Reference

Part III of this Annual Report on Form 10-K incorporates by reference information from the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held during 2002.

P & F INDUSTRIES, INC.

FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995

This Annual Report on Form 10-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein, including those related to the Company's future performance, are based upon the Company's historical performance and on current plans, estimates and expectations. They are subject to various risks and uncertainties, including, but not limited to, the impact of competition, product demand and pricing. These risks could cause the Company's actual results for the 2002 fiscal year and beyond to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

PART I

Item 1. Business

P & F Industries, Inc. conducts business operations through its three wholly-owned subsidiaries: Florida Pneumatic Manufacturing Corporation ("Florida Pneumatic"), Green Manufacturing, Inc. ("Green") and Embassy Industries, Inc. ("Embassy"). P & F Industries, Inc. and its subsidiaries are herein referred to collectively as the "Company".

Florida Pneumatic is engaged in the importation, manufacture and sale of pneumatic hand tools, primarily for the industrial and retail markets, and the importation and sale of compressor air filters. FloriPneumatic also markets, through its Berkley Tool division ("Berkley"), a line of pipe cutting and threading tools, wrenches and replacement electrical components for a widely-used brand of pipe cutting and threading machines. Green is engaged primarily in the manufacture, development and sale of heavy-duty welded custom designed hydraulic cylinders. Green also manufactures a line of access equipment for the petro-chemical industry and a line of post hole digging equipment for the agricultural industry. Embassy is engaged in the manufacture and sale of baseboard heating products and the importation and sale of radiant heating systems. Embassy also imports a line of door and window hardware items through its Franklin hardware division ("Franklin"). Note 9 of the Notes to Consolidated Financial Statements presents financial information for the segments of the Company's business.

Florida Pneumatic has one major customer, Sears, Roebuck and Co., that accounted for 21.4%, 23.4% and 24.7%, of consolidated revenues for the years ended December 31, 2001, 2000 and 1999, respectively. The Home Depot, Inc. is a customer of both Florida Pneumatic and Franklin, and accounted for 18.0%, 14.0% and 10.1% of consolidated revenues for the years ended December 31, 2001, 2000 and 1999, respectively. Revenues derived from countries outside of the United States were immaterial for the years ended December 31, 2001, 2000 and 1999.

Florida Pneumatic

Florida Pneumatic imports or manufactures approximately fifty types of pneumatic hand tools, most of which are sold at prices ranging from $50 to $1,000, under the names "Florida Pneumatic" and "Universal Tool", as well as under the trade names or trademarks of several private label customers. This line of products includes sanders, grinders, drills, saws and impact wrenches. These tools are similar in appearance and function to electric hand tools but are powered by compressed air, rather than directly by electricity. Air tools, as they are also called, are generally less expensive to operate, offer better performance and are weigh less than their electrical counterparts.

Most of Florida Pneumatic's sales are of pneumatic tools imported from Japan and Taiwan, along with sales of some products imported from mainland China. Florida Pneumatic manufactures high speed rotary and reciprocating pneumatic tools at its factory in Jupiter, Florida and imports air filters.

Florida Pneumatic's products are sold to distributors, retailers and private label customers through in-house sales personnel and manufacturers' representatives. Typical users of Florida Pneumatic's hand tools include industrial maintenance and production staffs, do-it-yourself mechanics, automobile mechanics and auto body repairmen.

Berkley markets a product line consisting of pipe and bolt dies, pipe taps, pipe and tubing cutter wheels and replacement electrical components for a widely-used brand of pipe cutting and threading machines. Florida Pneumatic markets Berkley's products through industrial distributors and contractors.

The primary competitive factors in the pneumatic tool market are price, service and brand-name awareness.

Three customers accounted for 37.4%, 42.2% and 43.8%, 26.9%, 21.4% and 14.7%, and 12.9%, 13.4% and 13.6%, respectively, of Florida Pneumatic's revenues for the years ended December 31, 2001, 2000 and 1999, respectively.

Florida Pneumatic's products are sold off the shelf, and no material backlog of orders exists. The business is not seasonal, but it may be subject to significant periodic changes resulting from occasional sales promotions by customers.

Florida Pneumatic purchases significant amounts of pneumatic tools from two foreign suppliers. Although other sources are available, the loss of either supplier could adversely affect operating results.

Green

Green is engaged primarily in the manufacture, development and sale of heavy-duty welded custom designed hydraulic cylinders. All of Green's hydraulic cylinders are sold for use as integrated components on a variety of equipment and machinery manufactured by others. Hydraulic cylinders are welded casings whose internal chambers consist of a rod and piston surrounded by a petroleum-based fluid. The casings contain openings or valves which allow the introduction of fluid into one side of the chamber at high pressure. The introduction of fluid causes the rod/piston to move with tremendous force and allows for the pushing or lifting of extremely heavy loads.

Green's products, which are sold throughout the United States, are used on tow trucks and car carriers for hoisting and lifting cars and on aerial lifts and cranes to raise platforms and other heavy objects. The cylinders are also used on various types of construction equipment for digging and as steering mechanisms. They are also installed in compacting equipment as the means to compress recyclable cardboard or other refuse.

Green specializes in cylinders that range in bore size from 1 to 8 inches and stroke, or extend, up to 180 inches. Each cylinder is engineered to the customer's specifications.

Green sells its products directly to OEM customers, at prices ranging from $50 to $1,500, with an approximate average selling price of $150.

The primary competitive factors in the hydraulic cylinder industry are quality and timely delivery.

Green also manufactures a line of access equipment for the petro-chemical and bulk storage industries. This product line, which accounts for approximately 15% of Green's revenues, consists of bridges, platforms, walkways and stairways, constructed of steel or aluminum and generally installed outdoors. These products are designed to customers' specifications and are sold for use in overhead and elevated access to large containers, including rail cars and storage tanks.

Green also markets a small line of diggers used primarily as attachments to small tractors for light farm work. This product line, which accounts for approximately 7% of Green's revenues, is marketed through farm equipment dealers and wholesalers.

Green's cylinder business is not seasonal, but revenues from agricultural equipment are stronger during the growing season. Backlogs totaling as much as 20% to 25% of yearly sales are standard for the cylinder business.

One customer accounted for 26.0%, 24.9% and 22.6% of Green's revenues for the years ended December 31, 2001, 2000 and 1999, respectively. This customer ceased being a customer of the Company during the first quarter of 2002. Sales to this customer during the year ended December 31, 2001 were approximately $3,750,000.

Green purchases significant amounts of raw materials from one supplier. Other sources are available, however, and the Company believes that the loss of this supplier would not adversely affect operating results.

Embassy

Embassy's baseboard heating products are sold nationally, under the Embassy name and under its Panel-Track and System 6 trademarks, for use in hot-water heating systems installed in single family homes, multi-unit dwellings and commercial and industrial buildings. Embassy's products are sold principally to wholesalers by manufacturers' representatives and in-house sales support personnel. Embassy's products are also sold to other manufacturers for incorporation into their products and for distribution on a private-label basis.

Hot-water heating systems operate by heating water in a boiler and circulating it through the copper tubing in the baseboard along the perimeter of the space to be heated. Attached to the copper tubing are numerous closely-spaced aluminum fins which dissipate the heat. Sections are two to ten feet in length, project several inches from the wall and rise less than a foot from the floor. These sections may be combined for longer installations. Embassy's baseboard contains patented plastic tracks which ease handling and reduce operating noise.

Embassy also imports a line of radiant heating systems. These systems are different from baseboard heating systems in that the radiant heating systems radiate heat provided by hot water circulating through plastic tubing, which is generally installed beneath the surface of the floor. These systems include the tubing, manifolds, controls and installation supplies. Embassy also provides computer software which aids in the design of the system. Sales of this product accounted for approximately 20.7%, 16.5% and 15.4% of Embassy's total heating equipment revenues for the years ended December 31, 2001, 2000 and 1999, respectively. No customer accounted for 10% of Embassy's revenues for the years ended December 31, 2001, 2000 or 1999.

Baseboard and radiant heating systems compete with forced hot-air and electric heating systems. Forced hot-air systems are noisier than baseboard and radiant heating systems, sometimes cause discomfort from fluctuations in temperature as the furnace cycles on and off, and do not distribute warm air uniformly within the room. Electric heating systems are generally more expensive to operate than baseboard and radiant heating systems. Radiant heating systems are generally the most expensive of these systems to install and therefore tend to be installed more often in custom and higher priced homes. Because Embassy's products are used primarily in new installations, its sales are related to housing starts.

The primary competitive factors in the baseboard and radiant heating market are quality, price, service and brand-name awareness.

Embassy's baseboard heating products are sold off the shelf, and no material backlog of orders exists. Raw materials are readily available. The business is seasonal, with approximately 58% of Embassy's heating equipment revenues coming in the last six months of the year.

Franklin imports and packages approximately 225 types of hardware products, including locksets, deadbolts, door and window security hardware, rope-related hardware products and fire escape ladders. Franklin's products generally range in price from under $1.00 to $30.00 and are sold to retailers, wholesalers and private label accounts through manufacturers' representatives and in-house sales support personnel. Nearly all of Franklin's sales are of products imported from the Far East. Two customers accounted for approximately 38.0%, 31.5% and 26.5%, and 27.4%, 23.9% and 19.6%, respectively, of Franklin's revenues for the years ended December 31, 2001, 2000 and 1999, respectively. One former customer, which accounted for approximately 14.0% and 14.1% of Franklin's revenues for the years ended December 31, 2000 and 1999, respectively, has filed for bankruptcy.

The primary competitive factors in the hardware business are price, service, skill in packaging and point-of-sale marketing.

Franklin's products are sold off the shelf, and no material backlog of orders exists. Sources of imported products are readily available. Franklin's business is not seasonal.

Employees

The Company employed 305 persons as of December 31, 2001, including 5 at corporate headquarters. Florida Pneumatic had 80 employees and Green had 127 employees. These employees are not represented by a union. Embassy had 93 employees, including 63 factory workers who are covered by a single-employer union contract, which expires on November 30, 2004. The Company believes that its relationships with its employees are satisfactory.

Item 2. Properties

Florida Pneumatic, Green and Embassy each own the plant facilities that they occupy. The facilities owned by Florida Pneumatic and Embassy are subject to mortgages. Florida Pneumatic's 72,000 square foot plant facility is located in Jupiter, Florida. Green's 85,000 square foot plant facility is located in Bowling Green, Ohio. Embassy's 75,000 square foot plant facility is located in Farmingdale, New York. Each facility either provides adequate space for the operations of the respective subsidiary in the foreseeable future, or can be expanded to provide additional space. The Company's executive offices are located in Embassy's facility in Farmingdale, New York.

Item 3. Legal Proceedings

The Company is a defendant or co-defendant in various actions brought about in the course of conducting its business. The Company has accrued approximately $400,000 for possible liability relating to these actions.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the last quarter of the period covered by this Annual Report on Form 10-K.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's Class A Common Stock trades on The Nasdaq Stock Market. The range of high and low bid information for the Company's Class A Common Stock during the last two fiscal years was as follows:

2001	High	Low
First Quarter	$ 7.88	$5.44
Second Quarter	7.18	6.06
Third Quarter	6.92	5.50
Fourth Quarter	8.00	5.65

2000	High	Low
First Quarter	$13.00	$5.94
Second Quarter	9.06	6.56
Third Quarter	8.50	6.50
Fourth Quarter	7.37	4.94

Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

As of March 28, 2002, there were approximately 1,400 holders of record of the Company's Class A Common Stock.

The Company has not declared any cash dividends on its Class A Common Stock since its incorporation in 1962 and has no plans to declare any cash dividends in the foreseeable future.

Item 6. Selected Financial Data

P & F INDUSTRIES, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from the audited consolidated financial statements of P & F Industries, Inc. and subsidiaries. The selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere in this Annual Report on Form 10-K.

	Year ended December 31,				
	2001	2000	1999	1998	1997
Revenues	$67,195,912	$80,898,674	$82,700,440	$58,165,715	$50,026,947
Income from continuing operations	$ 1,812,808	$ 3,824,940	$ 4,545,505	$ 3,943,441	$ 2,513,779
Income from continuing operations per share of common stock:					
Basic	$ .51	$ 1.07	$ 1.35	$ 1.23	$ .83
Diluted	$ .50	$ 1.04	$ 1.23	$ 1.07	$ .71
Total assets	$46,469,522	$54,152,817	$54,240,359	$48,078,479	$32,648,895
Long-term obligations, less current maturities	$ 3,548,945	$ 3,862,512	$ 7,325,661	$10,193,064	$ 5,124,883
Cash dividends declared per common share	$ —	$ —	$ —	$ —	$ —

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Critical Accounting Policies and Estimates

Note 1 of the Notes to Consolidated Financial Statements, included elsewhere in this Annual Report on Form 10-K, includes a summary of the significant accounting policies and methods used in the preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States. Certain of these accounting policies require the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates estimates, including those related to income taxes, bad debts, inventory reserves, intangible assets and contingencies. The Company bases it estimates on historical data, when available, experience, and on various other assumptions that are believed to be reasonable under the circumstances, the combined results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The Company's critical accounting policies include:

Revenue Recognition

The Company records revenues upon shipment with related risks and title passing to the customers. Estimates of losses for bad debts, returns and other allowances are recorded at the time of the sale. Shipping charges to customers and related expenses that are included in selling, general and administrative expenses are immaterial.

Goodwill

The Company's operational policy for the assessment and measurement of any impairment in the value of excess of cost over net assets acquired that is other than temporary is to evaluate the recoverability and remaining life of its goodwill and determine whether the goodwill should be completely or partially written off. The Company will recognize an impairment of goodwill if the fair value of the goodwill is deemed to be less than its carrying value. If the Company determines that goodwill has been impaired, the Company will reflect the impairment through a reduction in the carrying value of goodwill, in an amount equal to the excess of the carrying amount of the goodwill over the amount of the undiscounted estimated operating cash flows.

Results of Operations

2001 Compared to 2000

Consolidated revenues decreased 16.9%, from $80,898,674 to $67,195,912. Revenues from pneumatic tools and related equipment decreased 14.5%, from $44,872,344 to $38,359,690, due primarily to a decrease in special promotions by a significant customer, as well as to the overall weakness caused by the economic slowdown. The selling prices of pneumatic tools and related equipment were unchanged during the year.

Revenues from hydraulic cylinders and other equipment decreased 28.9%, from $20,219,885 to $14,377,036, due primarily to three major factors. First, one large aerial lift customer discontinued selling a significant portion of its product line. Second, weakness in demand for both recycled cardboard and large capital goods reduced demand for cylinders sold to the refuse market. Third, overall weakness in demand for capital goods reduced demand for cylinders sold to the wrecker market. Selling prices of hydraulic cylinders and other equipment were increased by approximately 5% to a majority of customers during the fourth quarter of 2000, and were maintained at that level during 2001.

Revenues from heating equipment decreased 4.6%, from $10,256,599 to $9,785,582, due primarily to weak sales of baseboard products and the loss of a significant customer, which was partially offset by sales of the new boiler product and an increase in sales of radiant products. Average selling prices for all heating equipment products were unchanged during the year.

Revenues from hardware products decreased 15.8%, from $5,549,846 to $4,673,604, due primarily to the loss of two significant customers who declared bankruptcy since the third quarter of 2000. This was partially offset by the addition of a significant new customer in the second half of 2001. Selling prices of hardware products were unchanged during the year.

Consolidated gross profit, as a percentage of revenues, decreased from 30.5% to 30.0%. Gross profit from pneumatic tools and related equipment was unchanged at 36.8%. Gross profit from hydraulic cylinders and other equipment decreased from 14.2% to 9.9%, due primarily to the decrease in revenues, which reduced coverage of fixed expenses, as well as to the production of prototypes and short-run orders for potential new customers, which require significant labor resources while generating minimal profit margins. Gross profit from heating equipment decreased from 36.6% to 34.0%, due to a shift in product mix, as well as to lower production activity, which resulted in lower absorption of fixed expenses. Gross profit from hardware products decreased from 28.0% to 27.8%, due primarily to a change in product mix.

Consolidated selling, general and administrative expenses decreased 4.1%, from $17,199,793 to $16,492,976, due primarily to the overall decrease in revenues. As a percentage of revenues, selling, general and administrative expenses increased from 21.3% to 24.5%, due primarily to the decrease in revenues.

Interest expense decreased 42.7%, from $1,390,949 to $796,663, due primarily to decreases in both the average outstanding balance of the Company's borrowings and the average interest rate on these borrowings.

The effective tax rates for the years ended December 31, 2001 and 2000 were 36.9% and 37.2% respectively. See Note 7 of the Notes to Consolidated Financial Statements.

2000 Compared to 1999

Consolidated revenues decreased 2.2%, from $82,700,440 to $80,898,674. Revenues from pneumatic tools and related equipment decreased 3.9%, from $46,708,679 to $44,872,344, due primarily to the non-recurrence of shipments to one large customer for special sales promotions by that customer. The selling prices of pneumatic tools and related equipment were unchanged during the year.

Revenues from hydraulic cylinders and other equipment decreased 1.9%, from $20,611,682 to $20,219,885, due primarily to a plant shutdown at a significant customer in the fourth quarter of 2000. Selling prices of hydraulic cylinders and other equipment were increased by approximately 5% to a majority of customers during the fourth quarter of 2000.

Revenues from heating equipment increased 4.2%, from $9,843,257 to $10,256,599, due primarily to a 12% increase in radiant sales and a 3% increase in baseboard sales to a broad range of customers. Average selling prices for all heating equipment products were unchanged during the year.

Revenues from hardware products increased slightly, from $5,536,822 to $5,549,846. Selling prices of hardware products were unchanged during the year.

Consolidated gross profit, as a percentage of revenues, decreased from 30.9% to 30.5%. Gross profit from pneumatic tools and related equipment decreased from 37.5% to 36.8%, due to a less favorable exchange rate of the dollar compared to the Japanese yen, which increased the cost of imported product. Gross profit from hydraulic cylinders and other equipment decreased from 14.6% to 14.2%, due primarily to a significant across-the-board wage increase to factory employees that was implemented during the third quarter of 2000. Gross profit from heating equipment increased from 35.8% to 36.6%, due primarily to a change in product mix and a decrease in the cost of some raw materials. Gross profit from hardware products increased from 26.3% to 28.0%, due to a change in product mix.

Consolidated selling, general and administrative expenses increased 1.5%, from $16,944,706 to $17,199,793, due primarily to annual wage increases. As a percentage of revenues, selling, general and administrative expenses increased from 20.5% to 21.3%, due primarily to the decrease in revenues.

Interest expense increased slightly, from $1,389,383 to $1,390,949. A decrease in average borrowings outstanding was offset by an increase in interest rates.

The effective tax rates for the years ended December 31, 2000 and 1999 were 37.2% and 36.8%, respectively. See Note 7 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

The Company gauges its liquidity and financial stability by the measurements shown in the following table:

	December 31,		
	2001	2000	1999
	(amounts in thousands, except for ratios)		
Working Capital	$ 21,010	$ 19,137	$ 17,921
Current Ratio	3.71 to 1	2.16 to 1	2.04 to 1
Shareholders' Equity	$ 34,228	$ 32,992	$ 29,025

During 2001, gross accounts receivable decreased by $830,911. Florida Pneumatic's accounts receivable decreased by approximately $567,000 and Green's accounts receivable decreased by approximately $416,000. Embassy's accounts receivable increased by approximately $152,000. The decrease in accounts receivable at Florida Pneumatic was primarily due to a decrease in sales during the fourth quarter of 2001 versus 2000, partially offset by the timing of payments from one major customer and the permanent extension of terms to another. The decrease in accounts receivable at Green was due primarily to a decrease in sales during the fourth quarter of 2001 versus 2000. The increase in accounts receivable at Embassy was primarily due to an increase in sales during the fourth quarter of 2001 versus 2000,

Inventories decreased by $6,195,765 during 2001. Florida Pneumatic's inventory decreased by approximately $5,830,000 and Green's inventory decreased by approximately $1,018,000. Embassy's inventory increased by approximately $653,000. At both Florida Pneumatic and Green, the decreases in inventory were consistent with the decreases in revenues. At Embassy, the increase in inventory was primarily due to the launch of the new boiler product line, and, to a lesser extent, to the initial stocking of inventory for a significant new customer of Franklin.

The decreases in both accounts receivable and inventories were the primary factors in the decrease of $7,000,000 in short-term borrowings.

During 2000, gross accounts receivable decreased by $1,888,383. Florida Pneumatic's accounts receivable decreased by approximately $1,375,000 and Green's accounts receivable decreased by approximately $450,000. These decreases in accounts receivable were primarily the result of decreases in sales in November and December of 2000 versus 1999. Florida Pneumatic's sales for this period decreased by approximately $1,500,000 and Green's sales decreased by approximately $790,000.

Inventories increased by $2,804,489 during 2000. Florida Pneumatic's inventory increased by approximately $970,000, primarily as the result of additional purchases made in anticipation of an increase in orders at a larger customer that did not materialize. Green's inventory increased by approximately $1,330,000, primarily as the result of a strategic decision to reduce machine set-up costs by increasing production run quantities. Also contributing to the increase at Green was the decision to build safety stock for several large customers. Embassy's inventory increased by approximately $500,000, due primarily to lower than expected sales in the fourth quarter of 2000, as well as to the timing of inventory receipts in late December 2000. Inventory also increased with the addition of a new boiler product line that is to be marketed beginning in 2001. The net increase of $916,106 resulting from the changes in accounts receivable and inventories was financed by cash derived from operations.

On June 25, 2001, the Company renewed its credit agreement, as amended, with Citibank, N.A. This agreement provides the Company with various credit facilities, including revolving credit loans, term loans for acquisitions and a foreign exchange line. The revolving credit loan facility provides a total of $12,000,000, with various sublimits, for direct borrowings, letters of credit, bankers' acceptances and equipment loans. At December 31, 2001, there was $2,000,000 outstanding against the revolving credit loan facility. There was also a commitment of approximately $110,000 at December 31, 2001 for open letters of credit.

The term loan facility provides a commitment of $15,000,000 to finance acquisitions subject to the lending bank's approval. There was no loan balance outstanding against this facility at December 31, 2001. There was, however, a standby letter of credit totaling approximately $510,000 outstanding against this facility at December 31, 2001. This standby letter of credit is used to secure the Economic Development Revenue Bond assumed as part of the acquisition of Green in September 1998.

The foreign exchange line provides for the availability of up to $10,000,000 in foreign currency forward contracts. These contracts fix the exchange rate on future purchases of Japanese yen needed for payments to foreign suppliers. The total amount of foreign currency forward contracts outstanding at December 31, 2001 was approximately $2,160,000.

Under the Company's credit agreement, the Company is required to adhere to certain financial covenants. At December 31, 2001, and for the year then ended, the Company satisfied all of these covenants. The credit agreement is subject to annual review by the lending bank.

Capital spending was approximately $944,000, $1,148,000 and $1,647,000 in 2001, 2000 and 1999, respectively, which amounts were provided from working capital. Capital expenditures for 2002 are expected to be approximately $1,200,000, some of which may be financed through the Company's credit facilities. Included in the expected total for 2002 are capital expenditures relating to new products, expansion of existing product lines and replacement of equipment.

The Company, through Florida Pneumatic, imports a significant amount of its purchases from Japan, with payment due in Japanese yen. As a result, the Company is subject to the effects of foreign currency exchange fluctuations. The Company uses a variety of techniques to mitigate any adverse effects from these fluctuations, including increasing its selling prices, obtaining price reductions from its overseas suppliers, using alternative supplier sources and entering into foreign currency forward contracts. The strengthening of the U.S. dollar versus the Japanese yen in 2001 had a positive effect on the Company's results of operations and its financial position. However, there can be no assurance that this trend will continue for 2002.

The Company believes that cash on hand, cash derived from operations and cash available through borrowings under its credit facilities will be sufficient to allow the Company to meet its foreseeable working capital needs.

Contractual Cash Obligations and Other Commercial Commitments

At December 31, 2001 the Company had certain contractual cash obligations and other commercial commitments, as set forth in the following tables:

	Payments Due by Period				
Contractual Cash Obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	$3,862,020	$ 313,075	$687,341	$1,762,772	$1,098,832
Short-term borrowings	2,000,000	2,000,000	—	—	—
Total contractual cash obligations	$5,862,020	$2,313,075	$687,341	$1,762,772	$1,098,832

	Amount of Commitment Expiration Per Period				
Other Commercial Commitments	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Stand-by letters of credit	$510,000	$510,000	—	—	—

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS" 142). SFAS 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001, and to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later. It also requires, upon adoption of SFAS 142, that the Company reclassify, if necessary, the carrying amounts of intangible assets and goodwill, based on the criteria in SFAS 141.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

With respect to the Company's business combinations that were effected prior to June 30, 2001 using the purchase method of accounting, the net carrying amount of the resulting goodwill as of December 31, 2001 was $7,301,611. Amortization expense was $324,436 for each of the three years ended December 31, 2001, 2000 and 1999. The Company is currently assessing the effect that the adoption of SFAS 141 and SFAS 142 will have on its consolidated financial statements.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and addresses financial accounting and reporting for the impairment of long-lived assets to be disposed of. SFAS 144 is required to be adopted for fiscal years beginning after December 15, 2001. The Company is currently assessing the effect that the adoption of SFAS 144 will have on its financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risks, which include changes in U.S. and international exchange rates, the prices of certain commodities and currency rates as measured against the U.S. dollar and each other. The Company attempts to reduce the risks related to foreign currency fluctuation by utilizing financial instruments, pursuant to Company policy.

The value of the U.S. dollar affects the Company's financial results. Changes in exchange rates may positively or negatively affect the Company's gross margins and operating expenses. The Company engages in hedging programs aimed at limiting, in part, the impact of currency fluctuations. Using primarily forward exchange contracts, the Company hedges some of those transactions that, when remeasured according to accounting principles generally accepted in the United States of America, impact the income statement. Factors that could impact the effectiveness of the Company's programs include volatility of the currency markets and availability of hedging instruments. All currency contracts that are entered into by the Company are components of hedging programs and are entered into for the sole purpose of hedging an existing or anticipated currency exposure, not for speculation. The Company does not buy or sell financial instruments for trading purposes. Although the Company maintains these programs to reduce the impact of changes in currency exchange rates, when the U.S. dollar sustains a weakening exchange rate against currencies in which the Company incurs costs, the Company's costs are adversely affected.

The Company accounts for changes in the fair value of its foreign currency contracts by marking them to market and recognizing any resulting gains or losses through its statement of income. The Company also marks its yen-denominated payables to market, recognizing any resulting gains or losses in its statement of income. At December 31, 2001, the Company had foreign currency forward contracts, maturing in 2002, to purchase approximately $2,160,000 in Japanese yen at contracted forward rates. This amount was in excess of its yen-denominated payables, resulting in an unrealized loss of approximately $57,000.

The potential loss in value of the Company's net investment in foreign currency forward contracts resulting from a hypothetical 10 percent adverse change in foreign currency exchange rates at December 31, 2001 was approximately $240,000.

Item 8. Financial Statements and Supplementary Data

P & F INDUSTRIES, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and the Shareholders of
P & F Industries, Inc.
Farmingdale, New York

We have audited the accompanying consolidated balance sheets of P & F Industries, Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. We have also audited the schedule listed in the accompanying index. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of P & F Industries, Inc. and subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

BDO Seidman, LLP

BDO Seidman, LLP

New York, New York
March 15, 2002

P & F INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT:		
Cash	$ 507,833	$ 388,422
Accounts receivable, less allowance for possible losses of $404,557 and $496,569 (Notes 3 and 9)	9,729,605	10,468,504
Inventories (Notes 2 and 3)	17,223,225	23,418,990
Deferred income taxes (Note 7)	580,000	528,000
Prepaid expenses and other	723,538	762,548
TOTAL CURRENT ASSETS	28,764,201	35,566,464
PROPERTY AND EQUIPMENT (Notes 3 and 4):		
Land	1,182,938	1,182,938
Buildings and improvements	6,291,225	5,983,654
Machinery and equipment	12,728,582	12,129,262
	20,202,745	19,295,854
Less accumulated depreciation and amortization	9,901,650	8,506,651
NET PROPERTY AND EQUIPMENT	10,301,095	10,789,203
GOODWILL, net of accumulated amortization of $2,163,347 and $1,838,911	7,301,611	7,626,047
OTHER ASSETS	102,615	171,103
	$46,469,522	$54,152,817
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term borrowings (Note 3)	$ 2,000,000	$ 9,000,000
Accounts payable	1,981,368	3,177,469
Accruals:		
Compensation	1,512,141	2,242,110
Other	1,947,143	1,713,486
Current maturities of long-term debt (Note 4)	313,075	296,106
TOTAL CURRENT LIABILITIES	7,753,727	16,429,171
LONG-TERM DEBT, less current maturities (Note 4)	3,548,945	3,862,512
DEFERRED INCOME TAXES (Note 7)	939,000	869,000
TOTAL LIABILITIES	12,241,672	21,160,683
COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and 8)		
SHAREHOLDERS' EQUITY (Notes 5 and 6):		
Preferred stock—$10 par; authorized—2,000,000 shares; no shares outstanding	—	—
Common Stock:		
Class A—$1 par; authorized—7,000,000 shares; issued—3,677,593 shares	3,677,593	3,677,593
Class B—$1 par; authorized—2,000,000 shares; no shares issued or outstanding	—	—
Additional paid-in capital	8,464,139	8,464,139
Retained earnings	23,373,283	21,560,475
Treasury stock, at cost (157,445 shares and 72,185 shares)	(1,287,165)	(710,073)
TOTAL SHAREHOLDERS' EQUITY	34,227,850	32,992,134
	$46,469,522	$54,152,817

See accompanying notes to consolidated financial statements.

P & F INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31, 2001	2000	1999
REVENUES (Note 9):			
Net sales	$65,821,131	$80,044,420	$81,936,434
Other	1,374,781	854,254	764,006
	67,195,912	80,898,674	82,700,440
COSTS AND EXPENSES:			
Cost of sales	47,034,465	56,218,992	57,168,846
Selling, general and administrative	16,492,976	17,199,793	16,944,706
Interest	796,663	1,390,949	1,389,383
	64,324,104	74,809,734	75,502,935
INCOME BEFORE TAXES ON INCOME	2,871,808	6,088,940	7,197,505
TAXES ON INCOME (Note 7)	1,059,000	2,264,000	2,652,000
NET INCOME	$ 1,812,808	$ 3,824,940	$ 4,545,505
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (Note 11):			
BASIC	3,553,930	3,560,786	3,370,098
DILUTED	3,627,660	3,686,331	3,704,363
EARNINGS PER SHARE OF COMMON STOCK (Note 11):			
BASIC	$ .51	$ 1.07	$ 1.35
DILUTED	$ .50	$ 1.04	$ 1.23

See accompanying notes to consolidated financial statements

P & F INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Year Ended December 31, 1999, 2000 and 2001	Class A Common Stock—$1 Par		Additional Paid-in Capital	Retained Earnings	Treasury Stock	
	Shares	Amount			Shares	Amount
Balance, January 1, 1999	3,239,345	$3,239,345	$8,020,677	$13,190,030	—	—
Net income for the year ended December 31, 1999	—	—	—	4,545,505	—	—
Exercise of stock options	265,548	265,548	261,925	—	—	—
Shares surrendered as payment for exercise of stock options	—	—	—	—	(49,235)	$ (498,500)
Balance, December 31, 1999	3,504,893	3,504,893	8,282,602	17,735,535	(49,235)	(498,500)
Net income for the year ended December 31, 2000	—	—	—	3,824,940	—	—
Exercise of stock options	172,700	172,700	181,537	—	—	—
Shares surrendered as payment for exercise of stock options	—	—	—	—	(19,925)	(192,500)
Purchase of Class A Common Stock	—	—	—	—	(3,025)	(19,073)
Balance, December 31, 2000	3,677,593	3,677,593	8,464,139	21,560,475	(72,185)	(710,073)
Net income for the year ended December 31, 2001	—	—	—	1,812,808	—	—
Purchase of Class A Common Stock	—	—	—	—	(85,260)	(577,092)
Balance, December 31, 2001	3,677,593	$3,677,593	$8,464,139	$23,373,283	(157,445)	$(1,287,165)

See accompanying notes to consolidated financial statements.

P & F INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 1,812,808	$ 3,824,940	$ 4,545,505
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,418,119	1,359,619	1,240,600
Amortization of goodwill and other intangible assets	341,615	341,614	354,940
Provision for losses on accounts receivable—net	(92,012)	(270,887)	268,787
Deferred income taxes	18,000	171,000	186,000
Loss (gain) on disposal of fixed assets	(63)	(49,026)	22,262
Decrease (increase) in:			
Accounts receivable	830,911	1,888,383	(3,812,583)
Inventories	6,195,765	(2,804,489)	(3,593,026)
Prepaid expenses and other	39,010	(191,634)	15,999
Other assets	51,309	(11,345)	29,173
Increase (decrease) in:			
Accounts payable	(1,196,101)	(2,414,780)	747,846
Accruals	(496,312)	(692,439)	573,049
Total adjustments	7,110,241	(2,673,984)	(3,966,953)
Net cash provided by operating activities	8,923,049	1,150,956	578,552
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(943,853)	(1,147,816)	(1,646,999)
Proceeds from sale of fixed assets	13,905	52,194	8,530
Net cash used in investing activities	(929,948)	(1,095,622)	(1,638,469)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from short-term borrowings	3,500,000	10,500,000	12,500,000
Repayments of short-term borrowings	(10,500,000)	(7,500,000)	(10,000,000)
Proceeds from mortgage refinancing	—	—	1,800,000
Principal payments on long-term debt	(296,598)	(4,114,927)	(4,244,493)
Proceeds from exercise of stock options and warrants	—	354,237	28,973
Purchase of Class A Common Stock	(577,092)	(211,573)	—
Net cash (used in) provided by financing activities	(7,873,690)	(972,263)	84,480
NET INCREASE (DECREASE) IN CASH	119,411	(916,929)	(975,437)
CASH AT BEGINNING OF YEAR	388,422	1,305,351	2,280,788
CASH AT END OF YEAR	$ 507,833	$ 388,422	$ 1,305,351

See accompanying notes to consolidated financial statements.

NOTE 1—SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements contained herein include the accounts of P & F Industries, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

P & F Industries, Inc. ("P & F") conducts business operations through its three wholly-owned subsidiaries; Florida Pneumatic Manufacturing Corporation ("Florida Pneumatic"), Green Manufacturing, Inc. ("Green") and Embassy Industries, Inc. ("Embassy"). P & F and its subsidiaries are herein referred to collectively as the "Company".

Florida Pneumatic is engaged in the importation, manufacture and sale of pneumatic hand tools, primarily for the industrial and retail markets, and the importation and sale of compressor air filters. Florida Pneumatic also markets, through its Berkley Tool division ("Berkley"), a line of pipe cutting and threading tools, wrenches and replacement electrical components for a widely-used brand of pipe cutting and threading machines. Green is engaged primarily in the manufacture, development and sale of heavy-duty welded custom designed hydraulic cylinders. Green also manufactures a line of access equipment for the petro-chemical industry and a line of post hole digging equipment for the agricultural industry. Embassy is engaged in the manufacture and sale of baseboard heating products and the importation and sale of radiant heating systems. Embassy also imports a line of door and window hardware items through its Franklin hardware division ("Franklin"). Note 9 of the Notes to Consolidated Financial Statements presents financial information for the segments of the Company's business.

Basis of Financial Statement Presentation

In preparing its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company records revenues upon shipment with related risks and title passing to the customers. Estimates of losses for bad debts, returns and other allowances are recorded at the time of the sale.

Financial Instruments

The carrying amounts of financial instruments, including cash, accounts receivable, accounts payable and short-term debt, approximated fair value as of December 31, 2001 and 2000, because of the relatively short-term maturity of these instruments. The carrying value of long-term debt approximated fair value as of December 31, 2001 and 2000, based upon quoted market prices for the same or similar debt issues.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method.

NOTE 1—SUMMARY OF ACCOUNTING POLICIES (Continued)

Property and Equipment and Depreciation and Amortization

Property and equipment are stated at cost.

Depreciation and amortization are computed by the straight-line method for financial reporting purposes and by the straight-line and accelerated methods for income tax purposes. The estimated useful lives for financial reporting purposes are as follows:

Buildings and improvements	10 - 30 years
Machinery and equipment	3 - 12 years

Long-Lived Assets

The Company reviews certain long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In that regard, the Company assesses the recoverability of such assets based upon estimated non-discounted cash flow forecasts.

Goodwill

The excess of the purchase price over fair value of net assets of acquired businesses arises from business combinations accounted for as purchases and has been amortized on a straight-line basis over periods from 25 to 40 years. Amortization expense of $324,436 was recognized for each of the three years ended December 31, 2001, 2000 and 1999. At December 31, 2001, the Company had recorded approximately $7,300,000 in goodwill, net of accumulated amortization.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS" 142). SFAS 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001, and to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later. It also requires, upon adoption of SFAS 142, that the Company reclassify, if necessary, the carrying amounts of intangible assets and goodwill, based on the criteria in SFAS 141.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

NOTE 1—SUMMARY OF ACCOUNTING POLICIES (Continued)

With respect to the Company's business combinations that were effected prior to June 30, 2001 using the purchase method of accounting, the net carrying amount of the resulting goodwill as of December 31, 2001 was $7,301,611. Amortization expense was $324,436 for each of the three years ended December 31, 2001, 2000 and 1999. The Company is currently assessing the effect that the adoption of SFAS 141 and SFAS 142 will have on its consolidated financial statements.

The Company's operational policy for the assessment and measurement of any impairment in the value of excess of cost over net assets acquired that is other than temporary is to evaluate the recoverability and remaining life of its goodwill and determine whether the goodwill should be completely or partially written off. The Company will recognize an impairment of goodwill if the fair value of the goodwill is deemed to be less than its carrying value. If the Company determines that goodwill has been impaired, the Company will reflect the impairment through a reduction in the carrying value of goodwill, in an amount equal to the excess of the carrying amount of the goodwill over the amount of the undiscounted estimated operating cash flows.

Taxes on Income

The Company files a consolidated Federal tax return. The parent company and each of its subsidiaries file separate state and local tax returns.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any operating loss or tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of any change in the tax rate is recognized in income in the period that includes the enactment date of such change.

Earnings per Share

Basic earnings per share is based only on the average number of shares of common stock outstanding for the period. Diluted earnings per share reflects the effect of shares of common stock issuable upon the exercise of options, warrants and convertible securities.

Diluted earnings per share is computed using the treasury stock method. Under this method, the aggregate number of shares of common stock outstanding reflects the assumed use of proceeds from the hypothetical exercise of any outstanding options or warrants to purchase shares of the Company's Class A Common Stock. The average market value for the period is used as the assumed purchase price.

Stock-Based Compensation

The Company accounts for its stock option awards to its employees under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company makes pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied, as required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

NOTE 1—SUMMARY OF ACCOUNTING POLICIES (Continued)

Shipping and Handling Costs

The Company generally does not bill customers for shipping and handling costs. Expenses for shipping and handling costs, net of amounts billed to customers, are included in selling, general and administrative expenses, and totaled approximately $355,000, $400,000 and $395,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Derivative Financial Instruments

For the year ended December 31, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivatives and Hedging Activities". SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. The impact on the Company's financial statements from the adoption of SFAS 133 was not material.

The Company uses derivatives to reduce its exposure to fluctuations in foreign currencies. Derivative products, specifically foreign currency forward contracts, are used to hedge the foreign currency market exposures underlying certain debt and forecasted transactions with foreign vendors. The Company does not enter such contracts for speculative purposes.

For derivative instruments that are designated and qualify as fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedge item attributable to the hedged risk are recognized in earnings in the current period. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure of variability in the expected future cash flows that would be attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated comprehensive loss (a component of shareholders' equity) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument, if any (i.e., the ineffective portion and any portion of the derivative instrument excluded from the assessment of effectiveness), is recognized in earnings in the current period. For derivative instruments not designated as hedging instruments, changes in the fair market values are recognized in earnings, as a component of cost of goods sold.

The Company accounts for changes in the fair value of its foreign currency contracts by marking them to market and recognizing any resulting gains or losses through its statement of income. The Company also marks its yen-denominated payables to market, recognizing any resulting gains or losses in its statement of income. At December 31, 2001, the Company had foreign currency forward contracts, maturing in 2002, to purchase approximately $2,160,000 in Japanese yen at contracted forward rates. This amount was in excess of its yen-denominated payables, resulting in an unrealized loss of approximately $57,000.

New Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and addresses financial accounting and reporting for the impairment of long-lived assets to be disposed of. SFAS 144 is required to be adopted for fiscal years beginning after December 15, 2001. The Company is currently assessing the effect that the adoption of SFAS 144 will have on its consolidated financial statements.

NOTE 2—INVENTORIES

Inventories consist of:

	December 31, 2001	December 31, 2000
Raw material	$ 3,122,061	$ 3,973,442
Work-in process	740,036	934,283
Finished goods	13,361,128	18,511,265
	$17,223,225	$23,418,990

NOTE 3—SHORT-TERM BORROWINGS

The Company's credit agreement with a bank includes a revolving credit loan facility, which provides a total of $12,000,000, with various sublimits, for direct borrowings, letters of credit, bankers' acceptances and equipment loans. At December 31, 2001, there was $2,000,000 outstanding against the revolving credit loan facility. There was also a commitment of approximately $110,000 at December 31, 2001 for open letters of credit.

The credit agreement also includes a foreign exchange line, which provides for the availability of up to $10,000,000 in foreign currency forward contracts. These contracts fix the exchange rate on future purchases of Japanese yen needed for payments to foreign suppliers. The total amount of foreign currency forward contracts outstanding at December 31, 2001 was approximately $2,160,000.

Direct borrowings under the Company's revolving credit loan facility are secured by the accounts receivable, inventory and equipment of the Company and are cross-guaranteed by each of the Company's subsidiaries. These borrowings bear interest at either the prime interest rate or LIBOR plus 1.6%. The prime interest rate at December 31, 2001 was 4.75% and LIBOR was approximately 1.9%. The prime interest rate at December 31, 2000 was 9.5% and LIBOR was approximately 6.6%.

Under the Company's credit agreement, the Company is required to adhere to certain financial covenants. At December 31, 2001, and for the year then ended, the Company satisfied all of these covenants. The credit agreement is subject to annual review by the lending bank.

NOTE 4—LONG-TERM DEBT

Long-term debt consists of:

	December 31,	
	2001	2000
Mortgage loan—$17,438 payable monthly (plus interest at 8.16%) through May 2006, when a final payment of approximately $1,435,000 is due (a)	$1,765,004	$1,827,437
Mortgage loan—$16,370 payable monthly (plus interest at 7.09%) through February 2014 (a)	1,592,016	1,671,181
Economic Development Revenue Bond — payable yearly in various principal amounts (plus interest at variable rates) through November 2004 (b)	505,000	660,000
	3,862,020	4,158,618
Less current maturities	313,075	296,106
	$3,548,945	$3,862,512

(a) These mortgages payable relate to the land and buildings of the Company's subsidiaries. Property with a net book value of approximately $4,971,000 is pledged as collateral.

(b) This bond was assumed by the Company as part of the acquisition of Green and is secured by a standby letter of credit. The interest rate at December 31, 2001 was approximately 2.0%.

The aggregate amounts of the long-term debt scheduled to mature in each of the years ended December 31 are as follows: 2002—$313,075; 2003—$329,812; 2004—$357,529; 2005—$191,845; 2006—$1,570,927; 2007—$121,653; and 2008 and thereafter—$977,179. Interest expense on long-term debt was $284,137, $580,125 and $653,297 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company's credit agreement with a bank includes a term loan facility, which provides a commitment of $15,000,000 to finance acquisitions subject to the lending bank's approval. There was no loan balance outstanding against this facility at December 31, 2001. There was, however, a standby letter of credit totaling approximately $510,000 outstanding against this facility at December 31, 2001. This standby letter of credit is used to secure the Economic Development Revenue Bond assumed as part of the acquisition of Green.

NOTE 5—CAPITAL STOCK TRANSACTIONS

In connection with its Stockholder Rights Plan, the Company entered into a Rights Agreement (as amended) and distributed as a dividend to each holder of Class A Common Stock a preferred stock purchase right. These rights entitle the stockholders, in certain circumstances, to purchase one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock for $10. The Stockholder Rights Plan is intended to protect, among other things, the interests of the Company's stockholders in the event the Company is confronted with coercive or unfair takeover tactics.

NOTE 6—STOCK OPTIONS AND WARRANTS

The Company has an Incentive Stock Option Plan (as amended) (the "Plan"), which authorizes the issuance, to employees and directors, of options to purchase a maximum of 1,100,000 shares of Class A Common Stock. These options must be issued within ten years of the effective date of the Plan and are exercisable for a ten year period from the date of grant, at prices not less than 100% of the market value of the Class A Common Stock on the date the option is granted. Options granted to any 10% stockholder are exercisable for a five year period from the date of grant, at prices not less than 110% of the market value of the Class A Common Stock on the date the option is granted.

The Company applies the Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB Opinion 25"), and related interpretations in accounting for the Plan. Under APB Opinion 25, no compensation cost is recognized if the exercise price of the Company's employee stock options is equal to or greater than the market price of the underlying stock on the date of the grant.

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Plan had been determined in accordance with the fair value method prescribed by SFAS 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions for options granted in 2000 and 1999, respectively: no dividends paid for any of these years; expected volatility of 39.0% and 33.9%; risk-free interest rates of 6.1% and 5.1%; and expected lives of 10.0 years and 10.0 years. No options were granted in 2001.

The weighted-average fair values of options for which the exercise price equaled the market price on the grant date were $5.41 in 2000 and $4.97 in 1999.

Under the provisions of SFAS 123, the Company's income from continuing operations available to common shareholders and its basic and diluted earnings per share would have changed to the pro forma amounts indicated below:

	Year Ended December 31,		
	2001	2000	1999
Income from continuing operations available to common shareholders:			
As reported	$1,812,808	$3,824,940	$4,545,505
Pro forma	$1,812,808	$3,818,145	$4,492,088
Basic earnings per share:			
As reported	$ .51	$ 1.07	$ 1.35
Pro forma	$ .51	$ 1.07	$ 1.33
Diluted earnings per share:			
As reported	$ .50	$ 1.04	$ 1.23
Pro forma	$ .50	$ 1.04	$ 1.21

NOTE 6—STOCK OPTIONS AND WARRANTS (Continued)

The following table contains information on stock options for the three years ended December 31, 2001:

	Option Shares	Exercise Price Range Per Share	Weighted Average Exercise Price
Outstanding, January 1, 1999	820,000	$1.44 to 8.66	$3.82
Granted	17,000	8.94 to 9.00	8.96
Exercised	(265,600)	1.81 to 1.99	1.99
Outstanding, December 31, 1999	571,400	1.44 to 9.00	4.83
Granted	2,000	8.75	8.75
Exercised	(172,700)	1.50 to 5.25	2.05
Expired	(4,400)	1.50 to 7.88	4.95
Outstanding, December 31, 2000 and 2001	396,300	$1.44 to 9.00	$6.06

There were options available for issuance under the Plan as of December 31 of each year as follows: 1999—360,200; 2000—358,200; and 2001—358,200. All of the options outstanding at December 31, 2000 were issued under the Plan. During the year ended December 31, 2000, 117,700 options issued under a previous plan were exercised and 1,400 options issued under the same plan expired.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

Range of Exercise Prices	Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$5.71	52,500	.4	$5.71	52,500	$5.71
5.71	17,500	.4	5.71	—	—
8.66	11,500	1.2	8.66	—	—
1.44	15,000	1.6	1.44	15,000	1.44
1.94	48,000	3.0	1.94	48,000	1.94
3.75 to 5.25	74,300	5.2	4.98	74,300	4.98
7.88	158,500	6.2	7.88	158,500	7.88
8.94 to 9.00	17,000	7.2	8.96	17,000	8.96
8.75	2,000	8.3	8.75	2,000	8.75
1.44 to 9.00	396,300	4.3	$6.06	367,300	$6.00

NOTE 7—TAXES ON INCOME

Provisions for taxes on income in the consolidated statements of income consist of:

	Year Ended December 31,		
	2001	2000	1999
Current:			
Federal	$ 953,000	$1,929,000	$2,262,000
State and local	88,000	164,000	204,000
Total current	1,041,000	2,093,000	2,466,000
Deferred:			
Federal	15,000	159,000	170,000
State and local	3,000	12,000	16,000
Total deferred	18,000	171,000	186,000
Total taxes on income	$1,059,000	$2,264,000	$2,652,000

Deferred tax assets (liabilities) consist of:

	December 31,	
	2001	2000
Current deferred tax assets:		
Bad debt reserves	$ 153,000	$ 187,000
Warranty and other reserves	427,000	341,000
	$ 580,000	$ 528,000
Non-current deferred tax liabilities:		
Depreciation	($760,000)	($747,000)
Goodwill	(179,000)	(122,000)
	($939,000)	($869,000)

A reconciliation of the Federal statutory rate to the total effective tax rate applicable to income before taxes on income is as follows:

	Year Ended December 31,					
	2001		2000		1999	
	$	%	$	%	$	%
Federal income taxes computed at statutory rates	977,000	34.0	2,070,000	34.0	2,447,000	34.0
Increase in taxes resulting from:						
State and local taxes, net of Federal tax benefit	58,000	2.0	108,000	1.8	135,000	1.9
Expenses not deductible for tax purposes	100,000	3.5	100,000	1.6	110,000	1.5
Other	(76,000)	(2.6)	(14,000)	(.2)	(40,000)	(.6)
Taxes on income	1,059,000	36.9	2,264,000	37.2	2,652,000	36.8

NOTE 8—COMMITMENTS AND CONTINGENCIES

(a) P & F and two of its subsidiaries have adopted a defined contribution pension plan, which covers substantially all non-union employees. Contributions to this plan were determined as a percentage of compensation. The amounts recognized as pension expense for this plan were approximately $345,000, $332,000 and $312,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

In conjunction with the acquisition of Green, P & F acquired a defined contribution 401(k) plan, which covers all of Green's employees. Employer contributions to this plan were determined as a percentage of employee contributions. The amounts recognized as expense for this plan were approximately $62,000 for the year ended December 31, 2001, approximately $82,000 for the year ended December 31, 2000 and approximately $62,000 for the year ended December 31, 1999.

One of P & F's subsidiaries also participates in a multi-employer pension plan. This plan provides defined benefits to all union workers. Contributions to this plan are determined by the union contract. The Company does not administer the plan funds and does not have any control over the plan funds. The amounts recognized as pension expense for this plan were approximately $32,000, $35,000 and $32,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

(b) P & F has an employment agreement with an officer. This agreement currently provides for a minimum annual aggregate salary of $710,000 through May 2008. This agreement provides that if a change in control of the Company occurs and, as a result, the officer is terminated or is unable to exercise his functions and duties and therefore resigns, he shall have the option to receive either full compensation for the remaining term of the agreement or a severance allowance equal to three times average annual compensation for the five previous years.

(c) Florida Pneumatic purchases significant amounts of pneumatic tools from two foreign suppliers. Although other sources are available, the loss of either supplier could adversely affect operating results.

(d) Green purchases significant amounts of raw materials from one supplier. Other sources are available, however, and the Company believes that the loss of this supplier would not adversely affect operating results.

(e) The Company is a defendant or co-defendant in various actions brought about in the course of conducting its business. The Company has accrued approximately $400,000 for possible liability relating to these actions.

NOTE 9—SEGMENTS OF BUSINESS

The Company currently operates four business segments: pneumatic tools and related equipment, hydraulic cylinders, heating equipment and hardware. The accounting policies of each of the segments are the same as those described in Note 1. The Company evaluates segment performance based on operating income.

The following presents financial information by segment for the years ended December 31, 2001, 2000 and 1999. Operating income excludes general corporate expenses, interest expense and income taxes. Identifiable assets are those assets directly owned or utilized by the particular business segment.

2001	Consolidated	Pneumatic Tools	Hydraulic Cylinders	Heating Equipment	Hardware
		(In Thousands)			
Revenues from external customers	$67,196	$38,360	$14,377	$9,785	$4,674
Operating income (loss)	$ 6,376	$ 5,990	$ (362)	$ 578	$ 170
General corporate expense	(2,708)				
Interest expense	(796)				
Income before taxes on income	$ 2,872				
Identifiable assets at December 31, 2001	$45,053	$23,530	$13,290	$5,719	$2,514
Corporate assets	1,417				
Total assets at December 31, 2001	$46,470				
Depreciation and amortization ($15 corporate)	$ 1,418	$ 475	$ 602	$ 286	$ 40
Amortization of goodwill and other intangibles	$ 342	$ 96	$ 240	$ 6	$ —
Capital expenditures ($25 corporate)	$ 944	$ 109	$ 410	$ 400	$ —

2000	Consolidated	Pneumatic Tools	Hydraulic Cylinders	Heating Equipment	Hardware
		(In Thousands)			
Revenues from external customers	$80,899	$44,872	$20,220	$10,257	$5,550
Operating income	$10,427	$ 8,252	$ 929	$ 1,059	$ 187
General corporate expense	(2,947)				
Interest expense	(1,391)				
Income before taxes on income	$ 6,089				
Identifiable assets at December 31, 2000	$52,659	$30,481	$14,985	$ 5,058	$2,135
Corporate assets	1,494				
Total assets at December 31, 2000	$54,153				
Depreciation and amortization ($15 corporate)	$ 1,360	$ 479	$ 584	$ 242	$ 40
Amortization of goodwill and other intangibles	$ 342	$ 96	$ 240	$ 6	$ —
Capital expenditures ($1 corporate)	$ 1,148	$ 216	$ 271	$ 660	$ —

NOTE 9—SEGMENTS OF BUSINESS (Continued)

1999	Consolidated	Pneumatic Tools	Hydraulic Cylinders	Heating Equipment	Hardware
			(In Thousands)		
Revenues from external customers	$82,700	$46,708	$20,612	$9,843	$5,537
Operating income	$11,736	$ 9,304	$ 1,208	$ 718	$ 506
General corporate expense	(3,149)				
Interest expense	(1,389)				
Income before taxes on income	$ 7,198				
Identifiable assets at December 31, 1999	$52,066	$31,127	$14,563	$4,031	$2,345
Corporate assets	2,174				
Total assets at December 31, 1999	$54,240				
Depreciation and amortization ($13 corporate)	$ 1,241	$ 440	$ 528	$ 230	$ 30
Amortization of goodwill and other intangibles	$ 355	$ 109	$ 240	$ 6	$ —
Capital expenditures ($7 corporate)	$ 1,647	$ 867	$ 773	$ —	$ —

The pneumatic tools segment has one customer that accounted for 21.4%, 23.4% and 24.7% of consolidated revenues for the years ended December 31, 2001, 2000 and 1999, respectively. This customer also accounted for 24.9% and 24.8% of consolidated accounts receivable as of December 31, 2001 and 2000, respectively. A second customer, of both the pneumatic tools segment and the hardware segment, accounted for 18.0%, 14.0% and 10.1% of consolidated revenues for the years ended December 31, 2001, 2000 and 1999, respectively, and 21.2% and 15.7% of consolidated accounts receivable as of December 31, 2001 and 2000, respectively. There were no other major customers requiring disclosure.

NOTE 10—UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION

Unaudited interim consolidated financial information for the two years ended December 31, 2001 and 2000 is summarized as follows:

	Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
2001				
Revenues	$17,443,764	$16,246,176	$16,448,858	$17,057,114
Gross Profit	5,188,971	5,136,204	5,068,262	4,768,010
Net income	430,979	416,569	488,376	476,884
Earnings per share of common stock:				
Basic	.12	.12	.14	.14
Diluted	.12	.11	.13	.13
2000				
Revenues	$20,796,956	$18,963,739	$21,844,757	$19,293,222
Gross Profit	6,394,584	6,287,998	6,205,423	5,791,677
Net income	1,077,007	1,009,669	959,817	778,447
Earnings per share of common stock:				
Basic	.31	.28	.27	.22
Diluted	.29	.27	.26	.21

During the fourth quarter of 2001, the Company recorded net adjustments decreasing its net income by approximately $500,000, relating primarily to adjustments to inventory valuation, as well as to reserves for bad debts and legal expenses.

During the fourth quarter of 2000, the Company recorded net adjustments decreasing its net income by approximately $265,000, relating to adjustments to reserves for bad debts, inventory and insurance.

NOTE 11—EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per common share from continuing operations:

	Year Ended December 31,		
	2001	2000	1999
Numerator:			
Numerator for basic and diluted earnings per common share—net income	$1,812,808	$3,824,940	$4,545,505
Denominator:			
Denominator for basic earnings per share—weighted average common shares outstanding	3,553,930	3,560,786	3,370,098
Effect of dilutive securities:			
Common stock options	73,730	125,545	334,535
Denominator for diluted earnings per share—adjusted weighted average common shares and assumed conversions	3,627,660	3,686,331	3,704,633
Basic earnings per common share	$ .51	$ 1.07	$ 1.35
Diluted earnings per common share	$ .50	$ 1.04	$ 1.23

There were outstanding during the years ended December 31, 2001, 2000 and 1999 stock options whose exercise prices were lower than the average market values for the respective periods. These options are anti-dilutive and are excluded from the computation of earnings per share. The weighted average anti-dilutive options outstanding for the years ended December 31, 2001, 2000 and 1999 were as follows: 2001 - 189,000; 2000 - 150,500; and 1999 - 51,375.

NOTE 12—SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

	Year Ended December 31,		
	2001	2000	1999
Interest	$ 859,677	$1,425,189	$1,400,165
Income taxes	$1,122,256	$2,426,470	$2,414,890

During the years ended December 31, 2000 and 1999, the Company received 19,925 and 49,235 shares, respectively, of Class A Common Stock in connection with the exercise of stock options. The value of these shares was recorded at $192,500 and $498,500, respectively.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information relating to the directors and executive officers of the registrant is set forth in the registrant's definitive Proxy Statement for its 2002 Annual Meeting of Stockholders (the "Proxy Statement") to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, and is hereby incorporated by reference.

Item 11. Executive Compensation

Information relating to executive compensation is set forth in the Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, and is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information relating to the security ownership of certain beneficial owners and management is set forth in the Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, and is hereby incorporated by reference.

Item 13. Certain Relationships and Related Transactions

Information relating to certain relationships and related transactions is set forth in the Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, and is hereby incorporated by reference.

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

	Page
(a) The following documents are filed as part of this Annual Report on Form 10-K:	
(1) Financial Statements:	
The consolidated financial statements of the registrant as set forth under Item 8 of this report.	
(2) Financial Statement Schedule:	
Schedule II—Valuation and Qualifying Accounts for each of the three years ended December 31, 2001, 2000 and 1999	34
All other schedules are omitted because they are not applicable, or because the required information is otherwise shown in the consolidated financial statements or notes thereto.	
(3) Exhibits:	
The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report on Form 10-K.	36-37
Exhibits 10.1, 10.2, 10.3 and 10.4 constitute the management contracts and compensatory plans and arrangements required to be filed as exhibits to this Annual Report on Form 10-K pursuant to Item 14(c) hereof.	

(b) Reports on Form 8-K.

No reports on Form 8-K were filed by the registrant during the quarter ended December 31, 2001.

P&F INDUSTRIES, INC. AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Description	Column A Balance at Beginning Of Period	Column B Additions Charged (Credited) to Costs and Expenses	Column C Additions Charged (Credited) to Other Accounts	Column D Deductions	Column E Balance at End of Period
Year ended December 31, 2001:					
Allowance for possible losses	$496,569	($ 17,670)	$ —	$ 74,342(b)	$404,557
Year ended December 31, 2000:					
Allowance for possible losses	$767,456	$ 221,004	($264,743)(a)	$227,148(b)	$496,569
Year ended December 31, 1999:					
Allowance for possible losses	$498,669	$ 339,743	$ —	$ 70,956(b)	$767,456

(a) Reclassification.

(b) Write-off of expenses against reserve.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P & F INDUSTRIES, INC.
(Registrant)

By: /s/ RICHARD A. HOROWITZ
Richard A. Horowitz
Chairman of the Board
President
Principal Executive Officer
Principal Operating Officer

By: /s/ JOSEPH A. MOLINO, JR.
Joseph A. Molino, Jr.
Vice President
Principal Financial and
Accounting Officer

Date: March 28, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Name	Title	Date
/s/ ROBERT L. DUBOFSKY Robert L. Dubofsky	Director	March 28, 2002
Alan Goldberg	Director	
/s/ RICHARD A. HOROWITZ Richard A. Horowitz	Director	March 28, 2002
/s/ SIDNEY HOROWITZ Sidney Horowitz	Director	March 28, 2002
/s/ ARTHUR HUG, JR. Arthur Hug, Jr.	Director	March 28, 2002
/s/ DENNIS KALICK Dennis Kalick	Director	March 28, 2002
/s/ NEIL NOVIKOFF Neil Novikoff	Director	March 28, 2002
/s/ ROBERT M. STEINBERG Robert M. Steinberg	Director	March 28, 2002
/s/ MARC A. UTAY Marc A. Utay	Director	March 28, 2002

EXHIBIT INDEX

Exhibit No.:	
2.1	Asset Purchase Agreement, dated as of September 16, 1998, by and between Green Manufacturing, Inc., an Ohio corporation, and the Registrant (Incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K dated September 16, 1998). Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant agrees to furnish, supplementally, a copy of any exhibit or schedule omitted from the Asset Purchase Agreement to the Commission upon request.
3.1	Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).
3.2	Amended By-laws of the Registrant (Incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).
4.1	Rights Agreement, dated as of August 23, 1994, between the Registrant and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A dated August 24, 1994).
4.2	Amendment to Rights Agreement, dated as of April 11, 1997, between the Registrant and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated April 11, 1997).
4.3	Credit Agreement, dated as of July 23, 1998, by and among the Registrant, Florida Pneumatic Manufacturing Corporation, a Florida corporation, Embassy Industries, Inc., a New York corporation, and European American Bank, a New York banking corporation (Incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998).
4.4	Amendment No. 1 to Credit Agreement, dated as of September 16, 1998, by and among the Registrant, Florida Pneumatic Manufacturing Corporation, a Florida corporation, Embassy Industries, Inc., a New York corporation, Green Manufacturing, Inc., a Delaware corporation, and European American Bank, a New York banking corporation (Incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998).
4.5	Amendment No. 2 to Credit Agreement, dated as of July 28, 1999, by and among the Registrant, Florida Pneumatic Manufacturing Corporation, a Florida corporation, Embassy Industries, Inc., a New York corporation, Green Manufacturing, Inc., a Delaware corporation, and European American Bank, a New York banking corporation (Incorporated by reference to Exhibit 4.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).
4.6	Amendment No. 3 to Credit Agreement, dated as of July 26, 2000, by and among the Registrant, Florida Pneumatic Manufacturing Corporation, a Florida corporation, Embassy Industries, Inc., a New York corporation, Green Manufacturing, Inc., a Delaware corporation, and European American Bank, a New York banking corporation (Incorporated by reference to Exhibit 4.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

Exhibit No.:	
4.7	Amendment No. 4 to Credit Agreement, dated as of June 25, 2001, by and among the Registrant, Florida Pneumatic Manufacturing Corporation, a Florida corporation, Embassy Industries, Inc., a New York corporation, Green Manufacturing, Inc., a Delaware corporation, and European American Bank, a New York banking corporation (Incorporated by reference to Exhibit 4.7 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
4.8	Certain instruments defining the rights of holders of the long-term debt securities of the Registrant are omitted pursuant to Section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Registrant agrees to furnish supplementally copies of these instruments to the Commission upon request.
10.1	Second Amended and Restated Employment Agreement, dated as of May 30, 2001, between the Registrant and Richard A. Horowitz (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).
10.2	Consulting Agreement, effective as of November 1, 2000, between the Registrant and Sidney Horowitz (Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
10.3	1992 Incentive Stock Option Plan of the Registrant, as amended and restated as of March 13, 1997 (Incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998).
10.4	Executive Incentive Bonus Plan of the Registrant.
21	Subsidiaries of the Registrant.
23	Consent of the Registrant's Independent Certified Public Accountants

A copy of any of the foregoing exhibits to this Annual Report on Form 10-K may be obtained, upon payment of the Registrant's reasonable expenses in furnishing such exhibit, by writing to P & F Industries, Inc., 300 Smith Street, Farmingdale, New York 11735-1114; Attention: Corporate Secretary.

Company Directory

Officers

Richard A. Horowitz
Chairman of the Board, President and Chief Executive Officer

Joseph A. Molino, Jr.
Vice President and Chief Financial Officer
jmolino@pfina.com

Robert Weiden
Controller
bweiden@pfina.com

Board of Directors

Richard A. Horowitz
Chairman of the Board, President and Chief Executive Officer

Robert L. Dubofsky
Managing Director, BWD Group LLC
(Insurance brokerage group)

Alan Goldberg
President, Larkspur America, Inc.
(Apparel manufacturing corporation)

Sidney Horowitz
Chairman Emeritus

Arthur Hug, Jr.
Retired, former Chairman North American Bancorp
(Financial institution)

Dennis Kalick
Gilman & Ciocia, Inc.
(Accounting services firm)

Neil Novikoff, Esq.
Partner, Willkie Farr & Gallagher
(Law firm)

Robert M. Steinberg
Chairman and Chief Executive Officer
1st in Health, Inc.
(Healthcare services company)

Marc A. Utay
Managing Partner
Clarion Capital Partners, LLC
(Investment banking firm)

Executive Offices

300 Smith Street
Farmingdale, New York 11735-1114
(631) 694-1800
http://www.pfina.com
info@pfina.com

Subsidiaries

Embassy Industries, Inc.
Robert Ramistella, *President*
Franklin Mfg. Division of Embassy Industries, Inc.
Lawrence Franklin, *President*
300 Smith Street
Farmingdale, New York 11735-1114
(631) 694-1800
http://www.embassyind.com

Florida Pneumatic Manufacturing Corporation
Charles B. Swank, *President*
851 Jupiter Park Lane
Jupiter, Florida 33458-8998
(561) 744-9500
http://www.florida-pneumatic.com

Green Manufacturing Inc.
Dan B. Craig, *President*
1032 S. Maple Street
Bowling Green OH 43402-0408
(419) 352-9484
http://www.green-mfg.com

General Counsel

Willkie Farr & Gallagher
787 Seventh Avenue
New York, New York 10019-6099

Independent Certified Public Accountants

BDO Seidman, LLP
330 Madison Avenue
New York, New York 10017-5001

Registrar and Transfer Agent

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005-2392
(212) 936-5100

Information Resources

Internet Site: The Company's Internet site, http://www.pfina.com, contains additional information about the Company.

Reports: Additional copies of either the Company's 2001 Annual Report or its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, without exhibits, are available free of charge from the Company. Complete copies of the Company's Annual Report on Form 10-K, including exhibits, are available through the Company's internet site.

P&F Industries, Inc.

Executive Offices

300 Smith Street
Farmingdale, New York 11735-1114
(631)694-1800
http://www.pfina.com
info@pfina.com